Exhibit 99.2

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - -

COMPUGEN LTD. AND ITS SUBSIDIARY
INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,467	$18,229
Short-term bank deposits	58,535	61,397
Investment in marketable securities	28,875	23,629
Other accounts receivable and prepaid expenses	3,765	2,742

Total current assets	97,642	105,997

NON-CURRENT ASSETS:
Restricted long-term bank deposit	371	343
Long-term prepaid expenses	1,738	1,888
Severance pay fund	3,257	3,072
Operating lease right to use asset	2,678	2,843
Property and equipment, net	839	852

Total non-current assets	8,883	8,998

Total assets	$106,525	$114,995

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,791	$1,838
Deferred revenues	10,545	9,632
Current maturity of operating lease liability	471	448
Accrued expenses	4,930	5,168
Employees and related accruals	2,846	3,074

Total current liabilities	20,583	20,160

NON- CURRENT LIABILITIES:
Deferred revenues	29,592	34,045
Operating lease liability	2,499	2,464
Accrued severance pay	3,595	3,412

Total non-current liabilities	35,686	39,921

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 6)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized on June 30, 2025, and December 31, 2024; 93,535,357 and 89,541,246 shares issued and outstanding on June 30, 2025, and December 31, 2024, respectively	259	248
Additional paid-in capital	553,294	543,413
Accumulated other comprehensive income (loss)	(16)	11
Accumulated deficit	(503,281)	(488,758)

Total shareholders' equity	50,256	54,914

Total liabilities and shareholders' equity	$106,525	$114,995

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2025	2024

Revenues	$3,541	$9,261
Cost of revenues	4,065	3,654

Gross profit (loss)	(524)	5,607

Operating expenses:
Research and development expenses	11,414	12,593
Marketing and business development expenses	280	248
General and administrative expenses	4,606	4,670

Total operating expenses	16,300	17,511

Operating loss	(16,824)	(11,904)

Financial and other income, net	2,315	2,528

Loss before taxes on income	(14,509)	(9,376)
Tax expense	(14)	(14)

Net loss	$(14,523)	$(9,390)

Other comprehensive loss:

Change in unrealized gains (losses) on marketable securities:
Unrealized losses arising during the period, net	$(27)	$(25)

Total comprehensive loss	$(14,550)	$(9,415)

Basic and diluted net loss per share	$(0.16)	$(0.10)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	92,917,554	89,518,778

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive Income (loss)	Accumulated deficit	Total shareholders’ equity

	Number	Amount

Balance as of January 1, 2024	89,237,465	$247	$539,837	$2	$(474,527)	$65,559

Options exercised	1,744	*	1	-	-	1
Issuance of shares, net	292,728	1	561	-	-	562
Stock-based compensation issued to employees, directors and non-employees	-	-	1,633	-	-	1,633
Other comprehensive loss from marketable securities, net	-	-	-	(25)	-	(25)
Net loss	-	-	-	-	(9,390)	(9,390)

Balance as of June 30, 2024 (unaudited)	89,531,937	$248	$542,032	$(23)	$(483,917)	$58,340

Balance as of January 1, 2025	89,541,246	$248	$543,413	$11	$(488,758)	$54,914

Options exercised	32,470	*	35	-	-	35
Issuance of shares, net	3,961,641	11	8,859	-	-	8,870
Stock-based compensation issued to employees, directors and non-employees	-	-	987	-	-	987
Other comprehensive loss from marketable securities, net	-	-	-	(27)		(27)
Net loss	-	-	-	-	(14,523)	(14,523)

Balance as of June 30, 2025 (unaudited)	93,535,357	$259	$553,294	$(16)	$(503,281)	$50,256

*          Represents an amount lower than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024

Cash flows from operating activities:
Net loss	$(14,523)	$(9,390)

Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	987	1,633
Depreciation	235	238
Amortization of discount on marketable securities	(310)	(796)
Increase (decrease) in severance pay, net	(2)	6
Exchange rate differences loss (gain) on cash balances	(166)	12
Decrease in operating lease right of use asset	229	332
Increase in interest receivables and exchange differences on short-term bank deposits	(62)	(299)
Increase in interest receivables and exchange differences on long-term bank deposits	(28)	-
Decrease in trade receivables	-	56,000
Increase in other accounts receivable and prepaid expenses	(1,023)	(2,267)
Decrease in long-term prepaid expenses	150	311
Decrease in trade payables	(39)	(1,137)
Decrease in other accounts payable and accrued expenses	(466)	(293)
Decrease in operating lease liability	(6)	(386)
Decrease in deferred revenues	(3,540)	(4,261)
Net cash provided by (used in) operating activities	(18,564)	39,703

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	40,896	25,011
Investment in short-term bank deposits	(37,972)	(47,086)
Proceeds from maturity of marketable securities	21,643	15,825
Investment in marketable securities	(26,606)	(36,000)
Purchase of property and equipment	(230)	(37)
Net cash used in investing activities	(2,269)	(42,287)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	8,870	562
Proceeds from exercise of options	35	1
Net cash provided by financing activities	8,905	563

Effect of exchange rate changes on cash	166	(12)

Decrease in cash, cash equivalents and restricted cash	(11,762)	(2,033)
Cash, cash equivalents and restricted cash at the beginning of the period	18,229	13,910
Cash, cash equivalents and restricted cash at the end of the period	$6,467	$11,877

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$(8)	$13
Right-of-use asset obtained in exchange for operating lease liability	$64	$2,064

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Compugen (the “Company”) is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive AI/ML-powered computational discovery platform (Unigen™) to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. GS-0321 (previously COM503), a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which is in Phase 1 development is licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of research programs aiming to address new mechanisms to activate the immune system against cancer.

b.	The Company is headquartered in Holon, Israel. Its clinical development activities operate from the Company’s headquarters in Israel and from its U.S. subsidiary in San Francisco, California.

c.
The Company has incurred losses in the amount of $14,523 during the six months ended June 30, 2025, has an accumulated deficit of $503,281 as of June 30, 2025, and has an accumulated negative cash flow from operating activities in the amount of $18,564 for the six months ended June 30, 2025. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements at the current level of yearly expenditures at least twelve months from the reporting date.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

d.
Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca (“AstraZeneca”) to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from COM902. AstraZeneca has the right to create multiple products under this license and is solely responsible for all research, development and commercial activities under the agreement. In connection with such license agreement, AstraZeneca developed rilvegostomig, a novel PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902. Rilvegostomig entered the clinic in September 2021, the first patient dosing in the first indication of its Phase 3 study took place in December 2023, and the first patient dosing in the second indication Phase 3 study took place in May 2024. Compugen received a $10,000 upfront payment and $30,500 milestone payments out of up to $200,000 that the Company is eligible to receive in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

e.
On December 18, 2023, the Company entered into an exclusive license agreement (the “License Agreement”) with Gilead Sciences, Inc. (“Gilead”) pursuant to which the Company granted Gilead an exclusive license under the Company’s then pre-clinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including the Company’s COM503 product candidate, now named GS-0321, and additional products that may be so developed by Gilead (together with GS-0321, the “Licensed Products”).

Pursuant to the License Agreement, Gilead paid the Company a one-time, upfront payment of $60,000 in January 2024. The Company has continued to develop GS-0321 during the initial development term, which included conducting activities defined within the agreement to advance GS-0321 through the clearance of an investigational new drug application (“IND”) and further. Gilead paid to the Company $30,000 in the form of a milestone payment upon clearance of the IND for GS-0321. The Company is also eligible to receive up to approximately $758,000 in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones. The Company is further eligible to receive a single-digit to low double-digit tiered royalties on worldwide net sales of Licensed Products.

The Company is responsible for conducting a Phase 1 clinical trial for GS-0321, including handling the regulatory matters in connection therewith, and will bear the costs of such trial (including the GS-0321 drug supply), with Gilead providing at no cost its zimberelimab antibody for such trial. In certain circumstances, Gilead may assume the role of conducting the Phase 1 clinical trial.

Upon completion of the Phase 1 clinical trial for GS-0321, the Company will initiate the transfer of development activities related to GS-0321 to Gilead, following which, Gilead will have sole responsibility to develop and commercialize the Licensed Products.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

During the term of the License Agreement, the Company is prohibited from researching, developing, making, and commercializing any compounds, molecules, products or treatment methods that are directed to IL-18 or any companion diagnostics for an IL-18 product.

Unless terminated early by a party pursuant to its terms, the License Agreement will continue in effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the last royalty term in such country.

Gilead withheld at source 15% from the upfront payment and IND clearance milestone amounts paid to the Company in January 2024 and in September 2024, respectively, and is expected to continue and withhold at source all taxes required by law from all payments payable to the Company under the License Agreement.

The License Agreement contains customary representations, warranties, covenants, and terms governing the prosecution and enforcement of certain intellectual property and issues related to technology transfer, manufacturing transfer, provisions with respect to establishment of joint steering committee and its governance covenants with respect to change of control and others.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2024. The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2024, are applied consistently in these interim consolidated financial statements.

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recently issued accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40), Disaggregation of Income Statement Expenses, which requires disclosure of disaggregated information about certain expense captions presented in the Consolidated Statements of Operations as well as disclosure about selling expense. The guidance will be effective for the Company for annual periods beginning January 1, 2027 and interim periods beginning January 1, 2028, with early adoption permitted. It could be applied either prospectively or retrospectively. The Company is currently evaluating the impact on its financial statement disclosures.

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2025, are not necessarily indicative of the results that may be expected for the year ended December 31, 2025.

NOTE 4:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities as of June 30, 2025 and December 31, 2024:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
As of June 30, 2025:
Available-for-sale – matures within one year:
Governmental bonds	$28,891	$-	$16	$28,875

As of December 31, 2024:
Available-for-sale – matures within one year:
Governmental bonds	$23,618	$11	$-	$23,629

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following table presents gross unrealized losses and fair values for those investments that were in an unrealized loss position as of June 30, 2025 and December 31, 2024, and the length of time that those investments have been in a continuous loss position:

	Less than 12 months		12 months or greater
	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss

As of June 30, 2025	$28,875	$16	$-	$-

As of December 31, 2024	$-	$-	$-	$-

As of June 30, 2025, the Company had no significant unrealized losses related to marketable securities (which were accumulated in a period of less than 12 months) and determined the unrealized losses are not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sale marketable securities.

As of June 30, 2025, all of the Company’s available-for-sale marketable securities were due within one year.

The Company had no sales of marketable securities during the six-month periods ended June 30, 2025 and 2024, and accordingly no realized gains or losses were recorded. Proceeds from maturities of available-for-sale marketable securities during the six month periods ended June 30, 2025, and 2024 were $21,643 and $15,825, respectively.

NOTE 5:-	FAIR VALUE MEASUREMENTS

		Fair value measurements as of
Description	Fair Value Hierarchy	June 30, 2025	June 30, 2024
		Unaudited	Unaudited
Assets:
Cash equivalents:
Money market funds	Level 1	$3,819	$3,909
Marketable securities:
U.S. Treasury	Level 2	$28,875	$32,688

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

a.	The Company provided bank guarantees in the amount of $376 in favor of its offices and car leases in Israel.

b.
Under the office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist (“IIA”), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from products which incorporate technologies which were funded by such research program(s).

If income is generated from products which incorporate technologies which were funded by a research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue generated from products that incorporate technologies that were funded by such research program(s), up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum amount to be repaid is 100% plus interest at LIBOR until December 31, 2023, and from January 1, 2024, the 12 months Term SOFR interest). For the six-month periods ended June 30, 2025 and 2024, the Company recorded royalties to the IIA as cost of revenue in the consolidated statements of comprehensive loss in the amount of $0 and $278, respectively.

As of June 30, 2025, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $10,047.

c.
On June 25, 2012, the Company entered into an Antibodies Discovery Collaboration Agreement (the “Antibodies Discovery Agreement”) with a U.S. antibody technology company (“mAb Technology Company”), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company is entitled to certain royalties that could be eliminated upon payment of certain one-time fees (all milestone and royalties payments referred together as “Contingent Fees”). For the six-month periods ended June 30, 2025 and 2024, the Company did not incur Contingent Fees.

d.
Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (“CLA”) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the six-month periods ended June 30, 2025 and 2024, the Company did not incur milestone payments. We also entered into a CLA in February 2024 with the European cell line development company for GS-0321. Under the agreement the Company is required to pay an annual maintenance fee and certain amounts upon the occurrence of specified milestones events.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

e.
Effective as of October 28, 2020, the Company entered into a collaboration agreement with a U.S. antibody discovery and optimization company for generation and optimization of therapeutic antibodies for the Company. Under the agreement, the Company is required to pay service fees per services performed and certain amounts upon the occurrence of specified milestones events, and single-digit percent royalties on annual net sales with respect to each product sold that comprises or contains one or more antibodies so generated or optimized. The royalty rate is dependent upon the product type and any third-party contribution. For the six-month periods ended June 30, 2025 and 2024 the Company incur in the research and development expenses a milestone payment in the amounts of $750 and $0, respectively.

NOTE 7:-	SHAREHOLDERS' EQUITY

a.	Issuance of Shares:

On January 31, 2023, the Company entered into a Sales Agreement with Leerink Partners LLC (previously known as SVB Securities LLC) (“Leerink Partners”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Leerink Partners, its ordinary shares through an “at the market offering” (ATM). The offer and sale of our ordinary shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3, as supplemented by a prospectus supplement. Pursuant to the applicable prospectus supplement, the Company may offer and sell up to $50,000 of its ordinary shares. As of June 30, 2025, 6,867,191 shares were issued and sold through the ATM, with proceeds of approximately $12,495 (net of $822 issuance expenses).

b.	Share option plan:

Transactions related to the grant of options to employees, directors and non-employees under the Company’s 2010 Share Option Plan, as amended, during the six-month period ended June 30, 2025, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at the beginning of year	8,655,721	4.31	6.05	802
Options granted	31,600	1.79
Options exercised	(32,470)	1.07		24
Options forfeited	(205,003)	4.66
Options expired	(101,648)	6.55

Options outstanding as of June 30, 2025	8,348,200	4.28	5.54	1,263

Exercisable of June 30, 2025	6,111,177	5.18	4.51	555

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

During the six-month period ended June 30, 2025, the Company’s Board of Directors granted 31,600 options to purchase ordinary shares of the Company to employees. The exercise prices for such options range from $1.32 to $2.25 per share, with vesting to occur in up to four years.

The Company selected the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as the most appropriate fair value method for its share-options awards and Employee Share Purchase Plan (“ESPP”), which is currently suspended. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based on actual historical share price movements over a term that is equivalent to the expected term of granted options. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding.

The following table presents the assumptions used to estimate the fair value of the options granted in the periods presented:

	Six months ended June 30,
	2025	2024
	Unaudited

Volatility	90.6%-91.0%	92.7%-95.9%
Risk-free interest rate	4.07%-4.37%	3.9%-4.5%
Dividend yield	0%	0%
Expected life (years)	4.14	4.02

Weighted average fair value of options granted during the six-month periods ended June 30, 2025 and 2024 were $1.20 and $1.41, respectively.

c.	RSUs

A summary of RSUs activity During the six-month period ended June 30, 2025 is as follows:

	Number of RSUs	Weighted average grant date per value
		$

RSUs outstanding at the beginning of year	317,350	1.70
RSUs granted	23,700	1.79
RSUs forfeited	(15,300)	1.69

RSUs outstanding as of June 30, 2025	325,750	1.70

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

During the six-month periods ended June 30, 2025 and 2024, the Company recorded share-based compensation related to share options and RSUs in a total amount of $987 and $1,633, respectively.

As of June 30, 2025, the total unrecognized estimated compensation cost related to non-vested share options and RSUs granted prior to that date was $2,586 which is expected to be recognized over a weighted average period of approximately 2.42 years.

The stock-based compensation expenses related to share options and RSU's are included as follows in the expense categories:

	Six months ended June 30,
	2025	2024
	Unaudited

Research and development expenses	$454	$805
Marketing and business development expenses	52	43
General and administrative expenses	481	785

Total operating expense	$987	$1,633

NOTE 8:-	FINANCIAL AND OTHER INCOME, NET

	Six months ended June 30,
	2025	2024
	Unaudited

Interest income	$2,048	$1,770
Amortization of discount on marketable securities, net	310	796
Exchange rate differences and other	(43)	(38)

Financial and other income, net	$2,315	$2,528

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SEGMENTS, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

The following table presents selected financial information with respect to the Company’s single operating segment and includes information about segment revenues and significant segment expenses, for the six months ended June 30, 2025 and 2024:

	Six months ended June 30,
	2025	2024
	Unaudited
	$	$
Total Revenues	3,541	9,261

Less:
R&D expenses
Preclinical	6,659	8,546
Clinical	6,982	7,107
SG&A	4,851	4,592
Financial income, net	(2,314)	(2,528)
Taxes on income	14	14
Other segment expenses*	1,872	920

Net loss	(14,523)	(9,390)

*Other segment expense (income) during the six months ended June 30, 2025 and 2024 includes property and equipment depreciation, GS-0321 asset of set-up activities, share-based compensation and other adjustments.

Operations in Israel include research and development, clinical operations, general and administrative, marketing and business development, and operations in the United States include clinical operations. Total revenues are attributed to geographic areas based on the location of the end customer.

The following represents the total revenue for the six-month periods ended June 30, 2025 and 2024 by region based on the invoicing address of customers:

	Six months ended June 30,
	2025	2024
	Unaudited
Revenue from sales to customers:

United States	$3,541	$4,261
Europe	-	5,000

Total revenues	$3,541	$9,261

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SEGMENTS, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA (Cont.)

Contract Balances

Of the $43,677 and $36,541 of the deferred revenue recorded as of December 31, 2024 and 2023, respectively, the Company recognized $3,541 and $4,261 as revenue during the six months periods ended June 30, 2025 and 2024, respectively.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of revenue not yet recognized. As of June 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was $40,137 that the Company expects to recognize as revenue. As of June 30, 2025, the Company expects to recognize 26% of its remaining performance obligations as revenue over the next 12 months.

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	June 30, 2025	December 31, 2024
	Unaudited

Trade and other payables (a)	$32	$58

Related parties' expenses:

	Six months ended June 30,
	2025	2024
	Unaudited
Amounts charged to:

Research and development expenses (a)	$60	$74

(a)
The Company incurred expenses for research and development services provided by related party for cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LOSSES PER SHARE

For the six months ended June 30, 2025 and 2024, the total weighted average number of shares related to outstanding options and RSUs excluded from the calculations of diluted net loss per share were 8,797,858 and 8,002,799, respectively.

The following table sets forth the computation of basic and diluted losses per share for the six-month periods ended June 30, 2025 and 2024:

	Six months ended June 30,
	2025	2024
	Unaudited
Numerator:

Net loss for basic and diluted loss per share	$14,523	$9,390

Denominator:

Weighted average number of ordinary shares
used in computing basic and diluted net loss per share	92,917,554	89,518,778

Basic and diluted loss per ordinary share	$(0.16)	$(0.10)

NOTE 12:-	SUBSEQUENT EVENTS

On August 5, 2025, following recommendation of the compensation committee, the Company’s board of directors increased the total number of shares reserved for issuance under the Company’s 2010 Plan by 200,000.